UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)  OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-04129

A.  Full title of the plan and the address of the plan, if different from that of issuer named below:

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Zale Corporation

901 W. Walnut Hill Lane

Irving, Texas  75038-1003

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and December 31, 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

*                 All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Zale Corporation Savings and Investment Plan Committee

Zale Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Zale Corporation Savings and Investment Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Dallas, Texas
June 28, 2010

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Mutual funds	$76,939,218	$62,342,293
Zale Corporation common stock	1,283,026	1,439,459
Participant brokerage accounts	212,105	66,946
Collective trust	6,757,766	5,277,077
Participants’ loans	3,312,551	3,506,780
Total investments	88,504,666	72,632,555

Receivables:
Employer’s contributions	—	2,389,037
Participants’ contributions	—	341,431
Total receivables	—	2,730,468
Total assets	88,504,666	75,363,023

Liabilities:
Excess contributions payable	69,763	70,414
Net assets available for plan benefits at fair value	88,434,903	75,292,609

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in a collective trust	125,662	284,656
Net assets available for plan benefits	$88,560,565	$75,577,265

See accompanying notes to financial statements.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Increase in net assets:
Investment income (loss):
Net appreciation (depreciation) in the fair value of mutual funds	$15,230,907	$(35,942,557)
Net appreciation (depreciation) in the fair value of Zale Corporation common stock	176,529	(4,766,556)
Total net appreciation (depreciation)	15,407,436	(40,709,113)

Interest and dividends	2,512,457	5,105,452
Total investment income (loss)	17,919,893	(35,603,661)

Contributions:
Employer	426,316	2,803,930
Participants	7,003,500	7,018,992
Rollovers	26,655	653,395
Total contributions	7,456,471	10,476,317

Total increase (decrease) in net assets	25,376,364	(25,127,344)

Decrease in net assets:
Payments to participants and beneficiaries	12,323,301	19,926,644
Refund of excess contributions	69,763	70,414
Total decrease in net assets	12,393,064	19,997,058

Net increase (decrease) in net assets available for plan benefits	12,983,300	(45,124,402)

Net assets available for plan benefits, beginning of year	75,577,265	120,701,667
Net assets available for plan benefits, end of year	$88,560,565	$75,577,265

See accompanying notes to financial statements.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(1)                     Description of Plan

The Plan is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                      General

Employees are eligible to participate in the Plan on the first day of the month that coincides with or follows the date on which the employee has both (i) completed one year of eligibility service and (ii) attained age 21. One year of eligibility service is defined by the Plan as a 12-month period commencing on an otherwise eligible employee’s date of employment or any subsequent plan year during which the employee has completed 1,000 or more hours of service with Zale Corporation or any of its related affiliates (the “Company” or “Employer”).  If an otherwise eligible employee does not complete 1,000 or more hours of service with the Employer in the employee’s first 12 months of employment, the employee will become eligible to participate in the first plan year in which the employee completes 1,000 or more hours of service with the Employer, including the plan year that begins during the employee’s initial 12 month period of employment.  Once an eligible employee has met the 1,000 hours of service requirement, the employee will be automatically enrolled in the Plan, unless the employee opts out of participation.  Employees who work outside of the United States, leased employees, independent contractors and self employed persons, employees covered under a collective bargaining agreement which does not provide for participation in the Plan, and certain nonresident aliens are excluded from participation in the Plan.  Eligible employees do not include any employee on the Company’s payroll in Puerto Rico, however, effective January 1, 2008; these employees are eligible to participate in the Zale Corporation Puerto Rico Employees Savings and Investment Plan (PR Plan).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the tax qualification and other applicable requirements of the Internal Revenue Code of 1986, as amended (Code).

(b)                      Employee Contributions

Participants are permitted to make pre-tax contributions, from 1% to 60%, (or 30% if the participant is a highly-compensated employee as defined by the Code), of their annual compensation to their Employee 401(k) Contribution Accounts.  Effective as of January 1, 2009, the Plan implemented an automatic enrollment feature under which employees that were eligible to participate in the Plan as of April 1, 2006, were automatically enrolled in the Plan at a pre-tax contribution level of 2% of the employee’s compensation, unless the employee elected otherwise.  Prior to January 1, 2009, the automatic enrollment feature was extended to certain eligible employees who were hired or rehired by the Employer on or after April 1, 2006, and who did not affirmatively opt out of participating in the Plan.

All participant contributions otherwise permitted by the Plan are subject to Internal Revenue Service (IRS) limitations. The maximum amount a participant could contribute under this limitation is $16,500 for the year ended December 31, 2009 and $15,500 for the year ended December 31, 2008.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Employees who are or will be at least 50 years of age by the end of a calendar year are eligible to make additional pre-tax contributions called catch-up contributions to the Plan at any time during such calendar year. The maximum amount of catch-up contributions a participant can contribute is $5,500 for the year ended December 31, 2009 and $5,000 for the year ended December 31, 2008.  Catch-up contributions are credited to the Catch-Up Contribution Account.  Pre-tax contributions made to the Plan are also subject to the Code’s annual limitation on the amount of compensation that may be taken into account in calculating a participant’s contributions to the Plan (i.e., $245,000 in 2009 and $230,000 in 2008).  In addition to these contributions, participants may also elect to make rollover contributions to the Plan which are credited to the Rollover Account.

(c)                 Employer Contributions

The Plan generally provides that the Company will make matching contributions (Employer 401(k) Matching Contributions) to each eligible participant who makes pre-tax contributions to the Plan.  No Employer 401(k) Matching Contributions are made with respect to catch-up contributions.  However, effective with the payroll period beginning on February 27, 2009, Employer 401(k) Matching Contributions were suspended.  Employer 401(k) Matching Contributions that were payable with respect to a participant’s pre-tax contributions made from January 1, 2009, through February 26, 2009, were allocated to such participant’s account after July 31, 2009.  The Plan provides that Employer 401(k) Matching Contributions that are made after such contributions are reinstated will be allocated and made on a bi-weekly basis.  When applicable, the amount of Employer 401(k) Matching Contribution made with respect to each such participant is currently 50% of the first 4% of annual compensation contributed to the Plan by the participant as a pre-tax contribution.  The Plan authorizes the Company to make Employer 401(k) Matching Contributions in cash.

(d)                Investment Options

Upon enrollment in the Plan, participants may direct contributions in whole percentage increments to any one or more of 23 mutual funds, a collective trust, a brokerage account, and Company Common Stock, however, no more than 25% of the participant’s contributions and investment elections may be directed to Company Common Stock.  Effective March 20, 2009, participants are no longer permitted to invest Plan contributions (including pre-tax contributions and Employer 401(k) Matching Contributions) in Company Common Stock, and commencing June 24, 2010, any remaining Company Common Stock will be sold as describe in Note 8.

In general, participants may change their contribution investment directions daily, except for when the Company has closed the trading window for Company Common Stock, participants who are subject to Section 16b of the Securities Exchange Act of 1934 may not direct contributions out of Company Common Stock.  Once the trading window has been opened, such participants are free to direct their contributions out of Company Common Stock.  With the exception of this restriction, participants may reallocate the investment of their Plan accounts on a daily basis among any of the Plan investment options.  Earnings or losses of the Plan are allocated to the participants based on their relative account balances in the respective Plan investment options.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(e)                       Loan Provisions

The Plan generally allows eligible participants to borrow from their pre-tax contribution accounts and rollover accounts (but not any of their account balances invested in Company Common Stock and not from Employer 401(k) Matching Contribution Accounts) a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months.  Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by up to 50% of the participant’s vested accounts and for periods prior to September 1, 2009, bear interest at the prime lending rate as published by The Wall Street Journal at the time of the loan, plus 1%.  Effective September 1, 2009, loans bear interest at the prime rate of interest, as determined by Reuters, as of the last business day of the month immediately preceding the month in which the loan is made, plus 1%.  In either case, if the rate is deemed not to be “reasonable” within the meaning of Section 408 of ERISA, a reasonable rate of interest will apply instead.  The interest rate will be fixed for the term of the loan.  Principal and interest are paid ratably through bi-weekly payroll deductions or through electronic funds transfer.  In addition, participants may continue to remit loan payments manually or, effective September 1, 2009, through an automated debit from the participants’ bank accounts following their termination of employment.

(f)                         Vesting

Participants are automatically fully vested in their pre-tax contributions, catch-up contributions, rollover contributions, and, if the participant began making pre-tax contributions prior to January 1, 2009, in their Employer 401(k) Matching Contributions plus actual earnings thereon.  Participants who first begin making pre-tax contributions on or after January 1, 2009, must complete two years of vesting service prior to becoming vested in Employer 401(k) Matching Contributions.  A year of vesting service is generally a plan year in which an employee has performed at least 1,000 hours of service.  Certain employees who were first employed by the Employer during the 2009 plan year may also be eligible to receive a credit for two years of vesting service, if they complete 1,000 hours of service during both their initial year of employment with the Employer that began before January 1, 2010, and the 2009 plan year.

Beginning after January 1, 2009, a participant is not required to be employed by the Employer on the last day of the plan year in order to be eligible to receive their Employer 401(k) Matching Contribution.

(g)                      Distributions and Withdrawals

A participant will be entitled to a complete distribution of the participant’s vested Plan accounts upon the participant’s retirement, disability (as defined in the Plan) or termination of employment for any reason in the form of a single, lump-sum distribution or a direct rollover to an Individual Retirement Account, another employer’s qualified retirement plan, and certain other retirement accounts, annuities, or plans permitted under the Plan document and the Code (collectively, an “Eligible Retirement Plan”). Amounts invested in Company Common Stock, may, at the election of

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

the participant, be distributed in whole shares of Company Common Stock, with fractional shares distributed in cash.  In the event of the participant’s death, the participant’s accounts will be distributed to the participant’s beneficiary.  In any case, if the participant’s vested account balance is less than $1,000, it will be automatically distributed in the form of a single lump sum payment as soon as practicable following the distribution event, unless the participant elects to roll it over to an Eligible Retirement Plan. If the participant’s vested account is at least $1,000, the participant may leave the balance in the Plan until the participant’s normal retirement date. Participants may also make withdrawals during employment upon the attainment of age 59 1/2 or the occurrence of a hardship, subject to terms of the Plan.  In-service withdrawals may also be made from the participant’s Rollover Account or prior After-Tax Contribution Account (to the extent applicable to certain participants) at any time.

(h)                Tax Status

The Plan has received a determination letter from the IRS dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax exempt.

(i)                         Plan Administration

The Plan is administered by the Zale Corporation Savings and Investment Plan Committee (the “Committee”), which is appointed by the Company’s Board of Directors (the “Board”) or Chief Executive Officer. The Company retains the services of Fidelity Management Trust Company (Fidelity) as the trustee and Fidelity Investments Institutional Operations Company, Inc. as the recordkeeper of the Plan.  The Committee engaged the firm of RBC Wealth Management as investment advisor.

(2)                     Amendment or Termination of the Plan

The Company’s Board has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion subject to the provisions of ERISA. In addition, the Chief Executive Officer has the authority to amend the Plan to comply with changes in the law or to implement changes recommended by the Committee that will not materially increase the cost of maintaining the Plan.  If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each participant’s account would be 100% vested and distributed under the direction of the Committee. The Board has no intention at this time to terminate the Plan.

(3)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The Plan uses the accrual method of accounting.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(b)                     Investment Valuation and Income Recognition

Investments in Company Common Stock are valued at fair market value based on quoted market prices. Investments in mutual funds are valued at fair value using published market prices, which represent the net asset value of shares held by the plan at year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust, the Fidelity Managed Income Portfolio (the MIP Fund).  The statements of net assets available for plan benefits present the fair value of the investment in the MIP Fund as well as the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the MIP Fund is based on information reported by Fidelity, the issuer of the collective trust at year-end, based upon the underlying fair values of securities held.  The contract value of the MIP Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

(c)                      Administration Expenses

Although not required, on occasion the Company pays administrative expenses directly from its general assets or utilizes Plan forfeitures.

(d)                      Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)                      Risks and Uncertainties

The Plan invests in certain investments that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect participants’ accounts and the amounts reported in the statements of net assets available for plan benefits.

(f)      Payment of Benefits

Payments to participants and beneficiaries are recorded when paid.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(g)                     Reclassifications

Certain prior year amounts in the accompanying financial statements have been reclassified to conform to plan year 2009 classifications.

(h)                     New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4).  FSP 157-4 amended FASB Statement No. 157, codified as Accounting Standard Codification (ASC) 820, to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity.  FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820.  The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009.  Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  ASC 855 was amended in February 2010.  The Plan has adopted ASC 855, as amended.

In June 2009, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (SFAS 168).  SFAS 168 established the Financial Accounting Standards Board Accounting Standards Codification as the single source of authoritative non-governmental accounting principles to be applied in the preparation of financial statements in conformity with GAAP.  Although SFAS 168 does not change GAAP, the adoption of SFAS 168 impacted the Plan’s financial statements since all future references to authoritative accounting literature are now in accordance with SFAS 168, except for the following standards, which will remain authoritative until they are integrated into the ASC: SFAS 164, Not-for-Profit Entities: Mergers and Acquisitions; SFAS 166, Accounting for Transfers of Financial Assets; SFAS 167, Amendments to FASB Interpretation No. 46R; and SFAS 168.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12).  ASU 2009-12 amended ASC 820, Fair Value Measurements and Disclosures, to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting.  The Plan adopted the guidance in ASU

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV.  In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance.  Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009.  Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

(4)                     Fair Value Measurements

ASC 820 clarifies the definition of fair value, describes methods used to appropriately measure fair value, and expands fair value disclosure requirements, but does not change existing guidance as to whether or not an instrument is carried at fair value.  For financial assets and liabilities, ASC 820 is effective for fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities, ASC 820 is effective for fiscal years beginning after November 15, 2008.  The Plan adopted the guidance on January 1, 2008, as required.  The adoption of the guidance did not have a material impact on the Plan financial statements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values.  These tiers include:

Level 1                 Quoted prices for identical instruments in active markets;

Level 2                 Quoted prices for similar instruments in active markets; quoted prices for identical or similar    instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and

Level 3                 Instruments whose significant inputs are unobservable.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Note 3 provides a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.  The methods described in Note 3 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
Investments	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity	$3,776,836	$—	$—	$3,776,836
Domestic fixed encome	3,214,084	—	—	3,214,084
International	4,520,799	—	—	4,520,799
Real estate	502,604	—	—	502,604
Multi-strategy	64,924,895	—	—	64,924,895
Total mutual funds	76,939,218	—	—	76,939,218
Collective trust:
Stable value fund (1)	—	6,757,766	—	6,757,766
Total collective trust	—	6,757,766	—	6,757,766
Participant brokerage account	212,105	—	—	212,105
Zale Corporation common stock	1,283,026	—	—	1,283,026
Participants’ loans	—	—	3,312,551	3,312,551
Total assets at fair value	$78,434,349	$6,757,766	$3,312,551	$88,504,666

(1)          This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in fixed income securities, bond funds, derivative instruments such as futures contracts and swap agreements, money market funds, and enters into wrapper contracts issued by third parties.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.  The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.  The fair value differs from the contract value.  As previously discussed in Note 3, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
Investments	Level 1	Level 2	Level 3	Total
Mutual funds	$62,342,293	$—	$—	$62,342,293
Participant brokerage account	66,946			66,946
Zale Corporation common stock	1,439,459	—	—	1,439,459
Collective trust (1)	—	5,277,077	—	5,277,077
Participants’ loans	—	—	3,506,780	3,506,780
Total assets at fair value	$63,848,698	$5,277,077	$3,506,780	$72,632,555

(1)          This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in fixed income securities, bond funds, derivative instruments such as futures contracts and swap agreements, money market funds, and enters into wrapper contracts issued by third parties.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.  The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.  The fair value differs from the contract value.  As previously discussed in Note 3, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Participants’ loans

Balance, December 31, 2008	$3,506,780
Purchases, sales, issuances and settlements (net)	(194,229)
Balance, December 31, 2009	$3,312,551

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(5)                     Investments

The following investments are greater than 5 percent of the Plan’s ending net assets as of December 31, 2009 and 2008:

Investments	2009	2008

Fidelity Freedom Fund 2010	$6,449,058	$6,460,313
Fidelity Freedom Fund 2015	8,835,554	8,545,545
Fidelity Freedom Fund 2020	11,784,148	9,769,663
Fidelity Freedom Fund 2025	12,279,078	9,922,764
Fidelity Freedom Fund 2030	8,155,484	6,452,881
Fidelity Freedom Fund 2035	4,964,891	3,589,042
Fidelity Freedom Fund 2040	5,442,172	3,516,625
Fidelity Managed Income Portfolio *	6,757,766	5,277,077

* Contract value was $6,883,428 and $5,561,733 at December 31, 2009 and 2008, respectively.

(6)                     Related-Party Transactions

During the years ended December 31, 2009 and 2008, the Plan engaged in related-party transactions with Fidelity in its roles as trustee and asset custodian of the Plan since certain investments are managed by it.  Additionally, a portion of the Plan’s assets are invested in the Company’s Common Stock.  Because the Company is the Plan’s sponsor, transactions involving the Company’s Common Stock qualify as related-party transactions.  Such transactions are considered to be exempt party-in-interest transactions.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(7)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits and the net increase in net assets per the financial statements to the Form 5500:

	December 31,	December 31,
	2009	2008
Net assets available for plan benefits per the financial statements	$88,560,565	$75,577,265
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(125,662)	(284,656)
Net assets available for plan benefits per the Form 5500	$88,434,903	$75,292,609

Year Ended December 31, 2009
Net increase in net assets per the finanical statements	$12,983,300
Add: 2009 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(125,662)
Less: 2008 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	284,656
Net increase in net assets per the Form 5500	$13,142,294

The accompanying financial statements present a collective trust that invests in fully benefit-responsive contracts at contract value.  The Form 5500 requires a collective trust that invests in fully benefit-responsive investment contracts to be reported at fair value.  As a result, the adjustment from fair value to contract value for a collective trust that invests in fully benefit-responsive investment contracts represents a reconciling item.

(8)                     Plan Amendments

As described in Note 1(b), the Plan was amended effective January 1, 2009, to provide for automatic enrollment of certain employees who were already eligible to participate in the Plan as of April 1, 2006, at a pre-tax contribution level of 2% of the employees’ compensation unless the employee elects otherwise.  As described in Note 1(c), the Plan has been amended to suspend Employer 401(k) Matching Contributions, for pay periods from February 27, 2009, through July 31, 2010.  In addition, all employees who first begin making pre-tax contributions on or after January 1, 2009, must complete two years of vesting service prior to vesting in Employer 401(k) Matching Contributions, but participants are no longer required to be employed on the last day of the plan year to receive the Employer 401(k) Matching Contribution effective January 1, 2009.  All Employer 401(k) Matching Contributions that an employee becomes entitled to receive after August 1, 2009, will be allocated and made on a bi-weekly basis.  The Plan has also been amended to reflect certain other provisions of the Pension Protection Act of 2006

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

and the Heroes Earnings Assistance and Relief Tax Act and the Plan’s provisions regarding determination of eligibility and vesting service were clarified effective January 1, 2009.  Finally, the Plan was amended effective September 1, 2009, to permit participants to elect to automatically increase their Plan contributions on an annual basis and, as noted in Note 1(e), the Plan’s loan provisions were modified regarding the applicable loan interest rate and loan payments made after a participant’s termination of employment.

In Salvato v. Zale Corporation, et al, the Company was named as a defendant in a class action lawsuit alleging that various violations of ERISA had occurred where Company Common Stock was offered as an investment option under the Plan and certain Plan contributions were invested in Company Common Stock.  A settlement agreement was reached in this litigation, effective December 22, 2008, and as a result, the litigation was dismissed.  As part of the settlement agreement, participants are no longer permitted to invest Plan contributions (including pre-tax contributions and Employer 401(k) Matching Contributions) in Company Common Stock effective March 20, 2009.  In addition, all participant investments held in the form of Company Common Stock must be liquidated and invested in one of the Plan’s alternative investment options beginning June 24, 2010.  The Plan has been amended to reflect these requirements.

As described above in Note 1, the Company adopted the PR Plan effective January 1, 2008.  At the same time, the Plan was also amended to comply with certain provisions of the Pension Protection Act of 2006 and Section 415 of the Internal Revenue Code of 1986, effective January 1, 2007.  The Plan was also amended to eliminate eligibility for Puerto Rico employees, effective as of December 31, 2007.  The accounts for Puerto Rico employees at December 31, 2007 remained in the Plan as of December 31, 2009.  The Puerto Rico employees’ accounts will be transferred to the PR Plan effective August 2, 2010.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

EIN:  75-2080834

Plan No:  002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)		(c)	(e)
	Identity of Issue	Shares	Description of Investment	Current Value

	Mutual Funds
	American Beacon Large Cap Value Fund	46,341	Domestic Large Cap Value Mutual Fund	$799,382
	Aston Optimum Mid Cap Fund	31,267	Domestic Mid-Cap Value Mutual Fund	815,751
	American Funds Growth Fund of America	49,580	Domestic Equity Mutual Fund	1,344,109
	Brandywine Blue Fund	46,162	Large Cap Growth Mutual Fund	996,641
	Columbia Acorn Fund	53,236	Growth and Value Investing Fund	1,313,864
	Lazard Emerging Markets Portfolio	208,077	Emerging Markets Fund	3,747,461
	Virtus Disciplined Small Cap Value Fund	10,596	Domestic Small Cap Value Fund	263,741
*	Spartan US Equity Index Fund	14,046	Index Mutual Fund	553,853
	Vanguard REIT Index Fund	33,868	Real Estate Mutual Fund	502,604
	Harbor International Institution	14,094	International Large Cap Value Mutual Fund	773,338
*	Fidelity Freedom Income	84,273	Asset Allocation Mutual Fund	905,097
*	Fidelity Freedom 2000	45,935	Asset Allocation Mutual Fund	521,359
*	Fidelity Freedom 2005	191,959	Asset Allocation Mutual Fund	1,925,351
*	Fidelity Freedom 2010	515,512	Asset Allocation Mutual Fund	6,449,058
*	Fidelity Freedom 2015	847,942	Asset Allocation Mutual Fund	8,835,554
*	Fidelity Freedom 2020	938,976	Asset Allocation Mutual Fund	11,784,148
*	Fidelity Freedom 2025	1,181,817	Asset Allocation Mutual Fund	12,279,078
*	Fidelity Freedom 2030	658,231	Asset Allocation Mutual Fund	8,155,484
*	Fidelity Freedom 2035	483,907	Asset Allocation Mutual Fund	4,964,891
*	Fidelity Freedom 2040	760,080	Asset Allocation Mutual Fund	5,442,172
*	Fidelity Freedom 2045	71,119	Asset Allocation Mutual Fund	602,376
*	Fidelity Freedom 2050	89,799	Asset Allocation Mutual Fund	749,822
	PIMCO Total Return Fund	297,600	Intermediate Term Bond Mutual Fund	3,214,084

	Brokerage Account
	BrokerageLink	212,105	Stocks, Bonds, Mutual Funds, ST Investments	212,105

	Common Stock
*	Zale Corporation Common Stock	471,701	Company Stock	1,283,026

	Collective Trust
*	Fidelity Managed Income Portfolio	6,883,428	Stable Value Fund	6,757,766

*	Participant Loans		Participant’s Loans, interest rates ranging from 4.25% to 11.5% and maturity dates ranging from January 2010 to April 2020	3,312,551

	Total			$88,504,666

*	Column (a) indicates each identified person/entity known to be a party in interest.

Note: Information on cost of the investments is excluded as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Zale Corporation Savings and Investment Plan
(Registrant)

Date	June 28, 2010	/s/ James E. Sullivan
James E. Sullivan
Vice President, Controller and Chief Accounting Officer (principal accounting officer of the registrant)

INDEX TO EXHIBIT

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP